SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

REMOTE VOTING FORM

Annual General Meeting (AGM) – BRASKEM S.A. to be held on 05/29/2020

Shareholder’s Name:
Shareholder’s Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF):
E-mail address:

Instructions for filling out the form:

This remote voting form (“Voting Form”) shall only be filled out if the shareholder of Braskem S.A. (“Company”) decides to exercise your right to vote by remote voting, pursuant to Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481, dated as of December 17, 2009 (“CVM Instruction 481/09”). In this case, it is extremely necessary that the fields above are filled out with the complete name (or corporate name) of the Company´s shareholder (“Shareholder”) and its Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF), as well as an e-mail address for eventual contact.

In addition, in order for this form to be considered valid and the votes recorded herein counted in the quorum for the Annual General Meeting to be held on May 29, 2020, at 3:00 pm, in an exclusively digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3, of CVM Instruction 481/09 (“AGM”), the following instructions must be observed:

a.        All fields must be duly filled out;

b.        All pages must be initialized; and

c.        At the last page, the Shareholder(s) or it(s) legal representative(s), as the case may be and in accordance with the applicable law and regulation, must sign the Voting Form.

Instructions for delivery, indicating the possibility to deliver directly to the company or to deliver instructions to the custodian

The Shareholder may transmit the instructions for filling the Voting Form: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, Zip code 05501-050 c/o Relations Investors Department, attention to Mrs. Rosana Cristina Avolio, and/or by the e-mail ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com, requesting receipt confirmation); or (b) to service providers who are able to provide services for collecting and transmitting instructions for Voting Form purposes, such as: (i) the Shareholder custodian agents, if the Shareholders’ shares are held in central depositary institution; or (ii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services for the securities that are not in central depositary institution (Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website https://www.itau.com.br/investmentservices/assembleia-digital/ / Phone number for the attendance of Shareholders: + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations)).

1. Delivery of the Voting Form directly to the Company

The Shareholder who desires to exercise its voting right by sending the Voting Form directly to the Company, pursuant to item (a) above, shall send to the e-mail ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com, requesting receipt confirmation, the following documents to the Company: (i) Voting Form duly filled out, with all pages initialized and signed (being possible to be signed by digital certificate); (ii) proof of the Company’s shares ownership issued by the custodian institution or by the bookkeeping agent of the Company, depending on whether its shares are deposited at the central depositary or not; and (iii) copy of the following documents:

•                      Individuals: personal identity cards with photo and taxpayer registry number (CPF) of the Shareholder (and, in the case of an attorney, a power of attorney, as well as the documents above of the attorney);

•                      Legal entities: documents of constitution or articles of association or Bylaws, minutes of the meeting which elected the Board of Directors (if available) and minutes of the meeting which elected the Executive Officers containing legal representation rights for representative(s) with representation rights to attend the AGM, as well as personal identity cards with photo and taxpayer registry number (CPF) of the legal representative(s) of such company, and, in the case of an attorney, a power of attorney, as well as the documents above of the attorney; and

•                      Investment funds: fund regulation and Bylaws or articles of association of the administrator of the fund, as well as the minutes of the meeting that elected the legal representative(s) with representation rights to attend the AGM, as well as personal identity cards with photo and taxpayer registry number (CPF) of the legal representative(s) of such fund and, in the case of an attorney, a power of attorney, as well as the documents above of the attorney.

The following identification documents will be accepted, so long as they have a photo ID: identity card (RG and RNE), driver’s license (CNH), passports and professional class entity cards that are officially recognized as such.

The Company clarifies that, exceptionally for this AGM, the Company will dispense the need to send the physical copies of the Shareholders' representation documents to the Company's office, as well as the signature of the grantor in the power of attorney to represent the Shareholder, the notarization, consularization, apostille and certified translation of all Shareholders’ representation documents, being enough the sending of a simple copy of the original versions of such documents to the Company's e-mail address indicated above. The Company does not admit power of attorneys granted by Shareholders by electronic means (i.e., digitally signed power of attorneys without any digital certification).

In accordance with CVM Instruction 481/09, the Shareholder shall transmit the Voting Form filling instructions to the custody agents no later than seven (7) days prior to the AGM that is, until May 22, 2020 (this day included). Any Voting Forms received by the Company after this date will be disregarded.

In accordance to article 21-U of CVM Instruction 481/09, the Company will inform the Shareholder that send the Voting Form up to three (3) days of the delivery of the Voting Forms, if the documents received are satisfactory to the requirements for votes considered valid or, if necessary, the procedures and deadlines for eventual rectifications or resend of the Voting Form, noting that such rectifications should be done in up to seven (7) days prior to the AGM, that is, by May 22, 2020 (this day included).

2. Delivery of the Voting Form by service providers

If the Shareholder choose to exercise its voting right by sending the Voting Form through their respective custody agents, the Shareholder must contact directly such institutions to verify the procedures established by them for the issuance of the instructions on the Voting Form, as well as the documents and information required to do so.

It should also be noted that the Company’s Management Proposal containing the documents provided as in articles 9, 10 and 12 of CVM Instruction 481/09, is available to Shareholders at the Company’s headquarters (Rua Eteno, No. 1.561, Polo Petroquímico, City of Camaçari, State of Bahia), in its website (www.braskem-ri.com.br), and at the website of CVM (www.cvm.gov.br).

Postal and e-mail address for the delivery of the remote voting form, in case the shareholder decides to deliver it directly to the Company:

As mentioned on item above, the Shareholder shall send the Voting Form to the following address: Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, Zip code 05501-050, c/o Relations Investors Department, attention to Mrs. Rosana Cristina Avolio and/or by the e-mail ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com, requesting confirmation of receipt.

Indication of the institution hired by the company to provide bookkeeping services, with the name, postal and e-mail addresses, telephone and contact person

As mentioned on item above, the Shareholder shall send the Voting Form to the following address: Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website https://www.itau.com.br/investmentservices/assembleia-digital/.

The phone number for the attendance of Shareholders is + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations).

Resolutions concerning the Annual General Meeting (AGM)

Simple Resolution

1. Examine, discuss and vote on the Management Report and respective Management Account and Company’s Financial Statement, containing the Notes to financial statements, for the fiscal year ended December 31, 2019, along with the Report and Opinion of the Independent Auditors and Opinion of the Fiscal Council.

[   ] Approve [   ] Reject [   ] Abstain

Simple Resolution

2. Examine, discuss and vote the Management Proposal for the allocation of the results of the fiscal year ended December 31, 2019, with the use of a portion of the profit reserve to absorb the losses verified in the fiscal year.

[   ] Approve [   ] Reject [   ] Abstain

Simple Question

3. Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to article 141 of Brazilian Corporate Law?

[   ] Yes [   ] No [   ] Abstain

GED - 4826666v1

Election of the board of directors by single group of candidates

Chapa Única

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (EFFECTIVE) / ANDRÉ AMARO DA SILVEIRA (ALTERNATE)

JOÃO COX NETO (EFFECTIVE) / DANIEL PEREIRA DE ALBUQUERQUE ENNES (ALTERNATE)

LAURO MARCOS MUNIZ BARRETTO COTTA (EFFECTIVE)

ANDREA DA MOTTA CHAMMA (EFFECTIVE) / MARIA ISABEL DE FARIA PEREZ (ALTERNATE)

GESNER JOSÉ DE OLIVEIRA FILHO (EFFECTIVE) / MARCELO ROSSINI DE OLIVEIRA (ALTERNATE)

JOÃO PINHEIRO NOGUEIRA BATISTA (EFFECTIVE) / MARCELO MANCINI STELLA (ALTERNATE)

JULIO SOARES DE MOURA NETO (EFFECTIVE)

ROBERTO LOPES PONTES SIMÕES (EFFECTIVE) / JOSÉ MARCELO LIMA PONTES (ALTERNATE)

PEDRO OLIVA MARCILIO DE SOUSA (EFFECTIVE) / GUILHERME DUARTE ABUD (ALTERNATE)

ROBERTO FALDINI (EFFECTIVE)

ROGÉRIO BAUTISTA DA NOVA MOREIRA (EFFECTIVE) / GUILHERME SIMÕES DE ABREU (ALTERNATE)

4. Indication of all candidates that compose the plaque (the votes indicated in this field shall be disregarded if the Shareholder holding common shares with voting rights also fill in the fields below regarding separate election of a member of the board of directors and the separate election covered by these fields occurs) - Chapa Única

[   ] Approve [   ] Reject [   ] Abstain

5. In case one of the candidates that compose the chosen plaque no longer integrates it, can the votes corresponding to your shares continue to be conferred on the chosen plaque?

[   ] Yes [   ] No [   ] Abstain

6. In case of adoption of the election by multiple votes, shall the votes corresponding to your shares be distributed to the chosen plaque in equal percentages? [If the Shareholder chooses to "abstain" and the election occurs by the multiple voting process, his vote shall be counted as an abstention in the respective resolution of the AGM.]

[   ] Yes [   ] No [   ] Abstain

7. List of all the candidates to indicate the percentage (%) of the votes to be attributed.

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (EFFECTIVE) / ANDRÉ AMARO DA SILVEIRA (ALTERNATE) [    ] %

JOÃO COX NETO (EFFECTIVE) / DANIEL PEREIRA DE ALBUQUERQUE ENNES (ALTERNATE) [    ] %

LAURO MARCOS MUNIZ BARRETTO COTTA (EFFECTIVE) [    ] %

ANDREA DA MOTTA CHAMMA (EFFECTIVE) / MARIA ISABEL DE FARIA PEREZ (ALTERNATE) [    ] %

GESNER JOSÉ DE OLIVEIRA FILHO (EFFECTIVE) / MARCELO ROSSINI DE OLIVEIRA (ALTERNATE) [    ] %

JOÃO PINHEIRO NOGUEIRA BATISTA (EFFECTIVE) / MARCELO MANCINI STELLA (ALTERNATE) [    ] %

JULIO SOARES DE MOURA NETO (EFFECTIVE) [    ] %

ROBERTO LOPES PONTES SIMÕES (EFFECTIVE) / JOSÉ MARCELO LIMA PONTES (ALTERNATE) [    ] %

PEDRO OLIVA MARCILIO DE SOUSA (EFFECTIVE) / GUILHERME DUARTE ABUD (ALTERNATE) [    ] %

ROBERTO FALDINI (EFFECTIVE) [    ] %

ROGÉRIO BAUTISTA DA NOVA MOREIRA (EFFECTIVE) / GUILHERME SIMÕES DE ABREU (ALTERNATE) [    ] %

Simple Question

8. If you are the uninterrupted holder of the common shares with which you vote, during the 3 (three) months immediately prior to the holding of the AGM, do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “I” of Brazilian Corporate Law? [the Shareholder who chooses the option “yes” shall forward to the Company, through the e-mail ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com, the proof of uninterrupted ownership of the shareholding for during the 3-month period, at least, immediately prior to the AGM, issued not earlier than May 27, 2020 by the competent entity, under the terms of article 141, paragraph 6 of the Brazilian Corporate Law] (if the quorum legally required to hold the separate election is not reached, the voting instructions contained in this form for the general election will be considered).

[   ] Yes [   ] No [   ] Abstain

Simple Question

9. If you are the uninterrupted holder of the preferred shares with which you vote, during the 3 months immediately prior to the holding of the AGM, do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “II” of Brazilian Corporate Law? [the Shareholder who chooses the option “yes” shall forward to the Company, through the email ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com, the proof of uninterrupted ownership of the shareholding for during the 3-month period, at least, immediately prior to the AGM, issued not earlier than May 27, 2020 by the competent entity, under the terms of article 141, paragraph 6 of the Brazilian Corporate Law]

[   ] Yes [   ] No [   ] Abstain

GED - 4826666v1

Simple Question

10. If it is verified that neither the holders of common shares nor the holders of preferred shares have reached the quorum required in items I and II of article 141, §4, of the Brazilian Corporate Law, do you want to aggregate your votes to the votes of the common shares or preferred shares in order to elect the candidate of the Board of Directors with the highest number of votes among all of those who are indicated on the Voting Form run for the separate election?

[   ] Yes [   ] No [   ] Abstain

Simple Resolution

11. Resolve on the election of the Chairman and Vice-Chairman of the Company in accordance with the Management Proposal (José Mauro Mettrau Carneiro da Cunha as Chairman and João Cox Neto as Vice-Chairman)

[   ] Approve [   ] Reject [   ] Abstain

Election of the fiscal board by single group of candidates

Chapa Única

ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE)

GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE)

CARLOS ALBERTO RECHELO NETO (EFFECTIVE) / HERBERT LUIZ DE ARAÚJO GUIMARÃES (ALTERNATE)

AMÓS DA SILVA CÂNCIO (EFFECTIVE) / RAFAEL MENEZES PERES (ALTERNATE)

12. Indication of all candidates that compose the plaque - Chapa Única

[   ] Approve [   ] Reject [   ] Abstain

13. In case one of the candidates that compose the plate no longer integrates it to accommodate separate election that articles 161, paragraph 4, and 240 of the Brazilian Corporate Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plate?

[   ] Yes [   ] No [   ] Abstain

Simple Question

14. Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?

[   ] Yes [   ] No [   ] Abstain

Simple Question

15. Do you want to request the adoption of the separate election by minority Shareholders of preferred shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?

[   ] Yes [   ] No [   ] Abstain

Simple Resolution 16. Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2020. [ ] Approve [ ] Reject [ ] Abstain

City:____________________________________________________________________________________________________________

Date:____________________________________________________________________________________________________________

Signature:_______________________________________________________________________________________________________

Shareholder’s Name:______________________________________________________________________________________________

Phone Number:__________________________________________________________________________________________________

GED - 4826666v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.